FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-34195

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY

CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

PAGES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2009	3
Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended
December 31, 2009	4-13

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2009	14-15

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Layne Christensen Company Capital Accumulation Plan
Kansas City, Missouri:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
June 29, 2009
Kansas City, Missouri

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
INVESTMENTS, at fair value:
Common/collective trust fund	$21,354,656	$19,777,001
Mutual funds	63,793,153	44,819,891
Layne Christensen Company stock account	5,080,258	3,482,286
Participant loans	2,213,697	2,374,382
Total investments	92,441,764	70,453,560

RECEIVABLES:
Employee contributions	179,448	151,469
Employer contributions	90,720	75,011
Accrued income	19,602	19,502
Total receivables	289,770	245,982

CASH	23,209	259,235

Total assets	92,754,743	70,958,777

LIABILITIES:
Accrued expenses	35,000	35,000

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	92,719,743	70,923,777

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	1,549,040	3,192,862

NET ASSETS AVAILABLE FOR BENEFITS	$94,268,783	$74,116,639

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Investment income:
Interest income	$495,389
Dividend income	1,243,064
Net appreciation in fair value
of investments	13,925,045
Net investment income	15,663,498
Contributions:
Participant	6,852,087
Employer	3,507,968
Rollover	10,759
Total contributions	10,370,814
TOTAL ADDITIONS	26,034,312

DEDUCTIONS:
Benefits paid to participants	5,829,754
Administrative expenses	52,414
TOTAL DEDUCTIONS	5,882,168

INCREASE IN NET ASSETS	20,152,144

NET ASSETS AVAILABLE FOR BENEFITS
AT BEGINNING OF YEAR	74,116,639
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$94,268,783

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008,
AND FOR THE
YEAR ENDED DECEMBER 31, 2009

(1) DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General - The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Bank & Trust Co., FSB ("Merrill Lynch") served as the Plan's trustee through November 2, 2009. Effective November 2, 2009, the Charter of Merrill Lynch collapsed into Bank of America, N.A. and Bank of America, N.A. became the successor trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

(b)	Eligibility - Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the "Company") become eligible for membership in the Plan after completion of three months of service.

(c)	Contributions - Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service ("IRS"). Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional "catch-up contribution" in accordance with the Plan document. Effective January 1, 2007, the Plan was amended to allow Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant's basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant's compensation; and 2) 50 percent of the participant's basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant's compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants' eligible compensation. No profit sharing contribution was made for the years ended December 31, 2009 or 2008.

(d)	Investment Options - The Plan has eighteen types of investment funds available as investment options for participants including a company stock account, a common/collective trust fund and sixteen mutual funds. Of the eighteen types of investment funds available on an ongoing basis, eleven are considered "core" investment options while the remaining seven represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants' elected deferral percentage at the time of contribution.

(e)	Participant Accounts and Vesting - Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $3,985 and $11,153, respectively. During the year ended December 31, 2009, employer contributions were reduced by $12,113 from forfeited non-vested accounts. No forfeitures were utilized during the year ended December 31, 2008.

(f)	Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g)	Payment of Benefits - Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Effective March 28, 2005, in the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant's consent, if the Participant does not elect to have such distribution paid directly to an "eligible retirement plan" specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

(c)	Risk and Uncertainties - The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund which is a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

(d)	Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Plan's investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. The Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust) (the “Retirement Preservation Trust” or “Fund”) (that is considered to be a stable value fund) is a common collective trust fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Individual participant accounts invested in the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the Fund, but have an interest therein represented by units valued daily. Issuances and redemptions of units are made on such days based upon the net asset value per unit. The Fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the Fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balance due which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with GAAP, the stable value fund is included in the statements of net assets available for benefits at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Retirement Preservation Trust is a stable value fund that is a commingled pool of the Retirement Preservation Trust for Employee Benefit Plans. The Retirement Preservation Trust seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds and similar to short or intermediate term bond funds without the volatility, before deduction of expenses. The Retirement Preservation Trust invests primarily in traditional guaranteed investment contracts and wrapped portfolios of fixed income investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The Retirement Preservation Trust imposes certain restrictions on the Plan and the fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value (as described in the following paragraphs) is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

  Layoffs, bankruptcy, plant closings, or early retirement incentives

  Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

  Any transfer of assets from the Fund directly into a competing investment option

  Violation of equity wash or equivalent rules in place and changes of qualification status of the Company or the Plan

  Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets, typically fixed income securities, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
  Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

  Any changes in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

  Employer-initiated transactions by participating plans as described above
In the event the wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(e)	Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

(f)	Payment of Benefits - Benefit payments to participants are recorded upon distribution.

(g)	Transfer in from Tierdale 401(k) Plan – Effective February 15, 2008, the loan balance of certain participants in the Tierdale, Inc. 401(k) Plan (“Tierdale”) were transferred into the Plan. As a result of this transfer, Tierdale Plan assets totaling $49,422 transferred into the Plan.

(h)	Transfer in from AMEC 401(k) Plan – Effective November 11, 2008, the loan balance of certain participants in the AMEC, Inc. 401(k) Plan (“AMEC”) were transferred into the Plan. As a result of this transfer, AMEC Plan assets totaling $31,839 were transferred into the Plan.

(i)	New Accounting Standards Adopted – The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosure but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification – the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force (“EITF”) and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Updates to Fair Value Measurements and Disclosures - In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, FASB issued ASU No. 2009-12, Fair Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU no. 2009-12 on a prospective basis for the year ended December 31, 2009 as it relates to the common collective trust fund (see Note 2). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to be Adopted – In January 2010, the FASB issued guidance amending ASC topic 820 to require new disclosures concerning transfers into and out of Levels 1 and 2 of fair value measurement hierarchy, and activity in Level 3 measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009; however, the requirements to disclose separately purchases, sales issuances, and settlements in the Level 3 reconciliation are effective for fiscal years beginning after December 15, 2010. Adoption is not expected to impact the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

(3) FAIR VALUE MEASUREMENTS

In accordance with guidance codified within ASC Topic 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets: Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available: and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

		Fair Value Measurements
		at December 31, 2009, Using
	Quoted Prices In	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Layne Christensen Company
Common stock	$5,080,258	$-	$-	$5,080,258
Mutual funds:
Domestic stock funds	35,473,959	-	-	35,473,959
Balanced fund	5,109,010	-	-	5,109,010
International stock funds	6,221,097	-	-	6,221,097
Fixed income funds	13,127,796	-	-	13,127,796
Other	3,861,291	-	-	3,861,291
Total Mutual funds	63,793,153	-	-	63,793,153
Retirement Preservation Trust	-	21,354,656	-	21,354,656
Participant loans	-	-	2,213,697	2,213,697
Total	$68,873,411	$21,354,656	$2,213,697	$92,441,764

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

		Fair Value Measurements
		at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Layne Christensen Company
Common stock	$3,482,286	$-	$-	$3,482,286
Mutual funds	44,819,891	-	-	44,819,891
Retirement Preservation Trust	-	19,777,001	-	19,777,001
Participant loans	-	-	2,374,382	2,374,382
Total	$48,302,177	$19,777,001	$2,374,382	$70,453,560

Changes in fair value of the Plan’s Level 3 investments during the year ended December 31, 2009 were as follows:

Participant
Loans
Balance at December 31, 2008	$2,374,382
Purchases, issuances and settlements, net	(160,685)
Balance at December 31, 2009	$2,213,697

(4) INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Retirement Preservation Trust	$21,354,656	$19,771,001
PIMCO Total Return Fund	12,340,689	8,857,688
Davis New York Venture Fund	9,916,249	7,385,534
Blackrock Basic Value Fund A	9,456,647	6,816,864
American Growth Fund of America	5,247,135	3,731,066
Blackrock Balanced Capital Fund A	5,109,010	4,615,061
Layne Christensen Company Stock Account	5,080,258	3,482,286
Managers International Equity Fund	4,315,355	-

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$941,048
Mutual funds	12,983,997
Net appreciation in fair of
investments	$13,925,045

(5) PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.

(6) FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt, and no provision for income tax has been included in the Plan's financial statements.

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 is as follows:

	2009	2008
Net Assets available for benefits per the
financial statements	$94,268,783	$74,116,639
Adjustment from contract value to fair value for
fully benefit responsive stable value fund	(1,549,040)	(3,192,862)
Net assets available for benefits per the
Form 5500	$92,719,743	$70,923,777

The following is a reconciliation of the increase in net assets per the financial statements to the net income for the year ended December 31, 2009 to the Form 5500:

Increase in net assets per the financial
statements	$20,152,144
Change in fair market value for fully benefit-
responsive stable value fund	1,643,822
Net income per Form 5500	$21,795,966

(8) EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in units of a common collective trust fund were managed by Merrill Lynch through November 2, 2009. Effective November 2, 2009, the Charter of Merrill Lynch collapsed into Bank of America, N.A., and Bank of America, N.A. became the successor trustee for the Retirement Preservation Trust. Merrill Lynch is the trustee through November 2, 2009 and Bank of America, N.A. became the trustee effective November 2, 2009, as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition Bank of America, N.A. is a subsidiary of Bank of America Corporation in which Bank of America Corporation has a substantial economic interest in BlackRock Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Stock Account includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 176,951 and 145,035 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $3,477,433 and $2,816,123, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2009 and 2008.

(9) SUBSEQUENT EVENTS

In February 2010, during a routine examination of Bank of America Merrill Lynch’s institutional retirement plan business, it was determined that the Plan was not truncated (converted to a more favorable share class) within 12 months of eligibility. As a result, it was determined that the Plan is entitled to a reimbursement from Bank of America Merrill Lynch of approximately $647,000. Plan management is currently evaluating how to allocate the funds.

*****

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)		(b)	(c)		(d)	(e)
			Description of Investment including maturity
		Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
			maturity value		Cost	Current Value
	*	Layne Christensen	Layne Christensen Company Stock Account		**	$5,080,258
			Common Stock (176,951 shares)

	*	Bank of America, N.A. (formerly Merrill Lynch)	Bank of America, N.A. Retirement Preservation Trust		**	21,354,656
			(formerly the Merrill Lynch Retirement Preservation Trust)
			Common/Collective Trust (22,903,696 units)

		Managers	Managers International Equity Fund		**	4,315,355
			Mutual Fund	(84,186 shares)

		John Hancock	John Hancock Rainier Growth Fund		**	634,710
			Mutual Fund	(36,186 shares)

		American	American Growth Fund of America		**	5,247,135
			Mutual Fund	(194,843 shares)

		Aberdeen	Aberdeen Small Cap Fund A		**	771,231
			Mutual Fund (64,162 shares)

		Virtus	Virtus Mid-Cap Capital Value Fund		**	832,882
			Mutual Fund (43,998 shares)

		Pioneer	Pioneer Global Equity Fund Equity		**	895,577
			Mutual Fund	(97,557 shares)

		Franklin	Franklin Small-Mid Capital Growth Fund		**	3,252,921
			Mutual Fund	(111,977 shares)

	*	BlackRock	BlackRock Basic Value A		**	9,456,647
			Mutual Fund	(410,801 shares)

	*	BlackRock	BlackRock Balanced Capital Fund A		**	5,109,010
			Mutual Fund	(260,265 shares)

	*	BlackRock	BlackRock High Income Fund A		**	787,107
			Mutual Fund	(180,529 shares)

	*	BlackRock	BlackRock Pacific Fund A		**	1,010,165
			Mutual Fund	(52,367 shares)

		PIMCO	PIMCO Total Return Fund		**	12,340,689
			Mutual Fund	(1,142,656 shares)

	*	BlackRock	BlackRock S&P 500 Index I		**	2,864,969
			Mutual Fund	(210,196 shares)
	(Continued)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)		(b)	(c)	(d)	(e)
			Description of Investment including maturity
		Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
			maturity value	Cost	Current Value
		Seligman	Seligman Communications and Information Fund	**	$2,497,215
			Mutual Fund (64,394 shares)

	*	BlackRock Global Resources Portfolio	BlackRock Global Resources Portfolio	**	3,861,291
			Mutual Fund (121,234 shares)

		Davis New York	Davis New York Venture Fund	**	9,916,249
			Mutual Fund (320,086 shares)

	*	Plan Participants	Participant Promissory Notes		2,213,697
			Interest rates ranging from 3.25% to 10.25%; maturity dates
			through April 2024.

		TOTAL INVESTMENTS			$92,441,764

	*	Indicates party-in-interest to the Plan.

	**	Cost information is not required for participant-directed investments and, therefore, is not included.		(Concluded)

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

DATE: June 29, 2010	By Layne Christensen Company

	By	/s/ Jerry W. Fanska
Jerry W. Fanska
Sr. Vice President – Finance and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Documents	Page
23	Consent of Independent Registered Public Accounting Firm	18